FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 5, 2007	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC TAKES INDUSTRY’S TOP HONOURS FOR

WORLD-CLASS CASINO SOFTWARE

Top Casino Software Award based on votes from hundreds of thousands of players

February 5, 2007 (Toronto, ON) – For the second consecutive year, CryptoLogic Inc. has captured Gambling Online Magazine’s Top Casino Software Award. The award, based on the votes of readers, players and website visitors, is widely recognized as the industry’s top honour. CryptoLogic was recognized for its “state-of-the-art” casino gaming software, exclusive gaming concepts and outstanding player security delivered through its wholly-owned subsidiary, WagerLogic Limited.

“At CryptoLogic, we know what players want, and transform those desires into the ultimate online entertainment experience,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s strategy is to deliver the most innovative gaming software to an exclusive list of trusted, international customers — and the Top Casino Software Award shows our approach is paying off in spades. It’s yet another competitive advantage for our customers — and our business.”

Internet casino software continues to be CryptoLogic’s core business, accounting for almost 60% of the company’s revenue in the first three quarters of 2006. CryptoLogic continues to benefit from its significant investments in player research, competitive benchmarking and exclusive partnerships with top entertainment brands including Bejeweled and Cubis.

With more 260 games, CryptoLogic has one of the most comprehensive casino gaming suites on the Internet. In 2006 alone, the company introduced many first-to-market innovations, including the first-ever online version of Texas Hold’Em Bonus Poker, a wildly popular game that combines the popularity of poker with the excitement of a casino card game. CryptoLogic also delivered the exclusive online slot version of Cubis, the award-winning, visually stunning 3D puzzle game.

“CryptoLogic offers a superior gaming experience with more excitement, more innovation and more chances to win,” said Justin Thouin, CryptoLogic’s Vice President, Casino. “We are the only casino software provider to offer an interactive floor. And our authentic card and table games, multi-player options and interactive chat deliver great games and great experience for any player — anytime.”

CryptoLogic also offers the industry’s best jackpot offering, including its patented Millionaires Club® which boasts the highest jackpot in online history, and its Rapid Fire slot games which continues to pay out more often than any other online slot.

CryptoLogic has earned accolades for its pioneering online gaming software from industry and players alike. The company was chosen as the Top I-Gaming Software Provider at the 2006 UK Gambling Awards for both casino and poker, and Allonlineslots.com rated three of

TEL (416) 545-1455 FAX (416) 545-1454

1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

CryptoLogic’s slots in the top seven of the year.

“Being recognized with the Top Casino Award makes it clear that CryptoLogic continues to deliver the games players want to play,” added A.J. Slivinski, WagerLogic’s Managing Director. “CryptoLogic’s software innovations help drive player activity, develop more satisfied customers and increase player traffic — all of which leads to enhanced profitability.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Cryptologic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq Global Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic (416) 545-1455	Argyle Communications (416) 968-7311 (North American media)
Ken Wightman	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.